February 15, 2012

Laura Crotty

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: S

tuart King Capital Corp.

Registration Statement on Form S-1/A

Filed January 19, 2012

File Number 333-176953

Lady and Gentlemen,

Please find below the Company’s responses to your comment letter of February 13, 2012.

General

1. Although you filed Amendment 1 on January 19, 2012, you have dated the prospectus and the signature page November 9, 2011. Please ensure that your next amendment reflects the correct filing date.

Revised to reflect current date.

The Offering, page 7

2. Please revise your disclosure on page 7 where the termination of the offering is discussed to include the information provided in response to our prior comment 8.

Information from prior response included on page 7.

3. We note the following statement on page 7: “In the event that any interest is earned on the funds in escrow it shall be for the sole benefit of the purchasers of securities in this offering.” Further to our prior comment 5 and your updated disclosure, please delete this statement and the similar statement on page 19, as you have now confirmed that funds will be held in a non-interest bearing bank account.

Deleted.

Summary Financial Information, page 8

4. Please revise the introductory paragraph to clarify that the data is derived from the unaudited financial statements.

Unaudited disclosure added.

Statements of operations data, page 8

5. Please refer to your response to our prior comment 16. Please revise the Statements of Operations data on page 8 to agree with the unaudited Statement of Operations on page F-11. Also, please revise the column name ‘Sept. 30, 2011’ to clarify that the period is “For the period from Inception on April 7, 2011 to Sept. 30, 2011.

Revised for consistency. Column name clarified.

Risk Factors, page 9

6. We note your response to our prior comments 20, 21 and 22 and advise you that, although you have indicated that you have added three new risk factors to address each comment, the corresponding risk factors are not included in the amended filing. Please revise your disclosure accordingly.

Risk factors added.

“Potential conflicts of interest may result in loss of business which may result in the failure of the business.” page 9

7. Please revise this risk factor to reflect Mr. Anderson’s involvement with Lyonheart Capital, as well as any additional blank check companies with which he is involved at this time.

Lyonheart disclosure added.

Plan of Distribution, page 17

8. We note your statement on page 17 and in the revised Escrow Agreement that Mr. Anderson and Underhill “must sell the minimum offering of the new issue on behalf of the Company (250,000) offering prior to sale of any shares held by Anderson (8,000,000) and may do so only in the event that there remain insufficient shares in the primary offering to fill the investors desire to purchase.” This appears to mean that the maximum offering of 1,000,000 shares must be sold before any of Mr. Anderson’s 8,000,000 shares may be offered; however, the language as written is confusing. Please revise your disclosure to simplify the language regarding the timing of the two offerings using Plain English. Also, please revise your prospectus summary section to clearly reflect the timing of the two offerings once revised.

Language simplified.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Acquisition of Opportunities, page 26

9. Although you have responded to our prior comment 33 by indicating that exhibits have been added, no additional exhibits have been filed with the amended registration statement. Please provide a written description of each oral agreement relating to Mr. Anderson’s commitment to advance funds to the company and pay all expenses of the offering. The written description should appear in the registration statement itself and as an exhibit to the filing.

Written description of Oral agreement added.

Background of Directors, Executive Officers, Promoters and Control Persons, page 28

10. Please revise the disclosure added to page 28 regarding Lyonheart Capital to provide more detail regarding the status of Lyonheart’s efforts to enter into an acquisition or merger transaction.

Detail regarding to Lyonhearts 8k and the progress on the POS AM.

Financial Statements

Statement of Changes in Stockholders’ (Deficit) Equity, page F-4

11. Please refer to your response to our prior comment 38. Please revise the line item “accumulated deficit” to a more descriptive caption such as “deficit accumulated during the development stage” in the Statement of Changes in Stockholders’ (Deficit) Equity similar to the revision you made to the Balance Sheet. Please also revise the Statement of Changes in Stockholders’ (Deficit) Equity through September 30, 2011 on page F-12.

Changed  to “deficit accumulated during the development stage.”

Balance Sheets, page F-10

12. Please revise your line item for Common Stock to clarify that the amounts are as of September 30, 2011.

Clarified that amounts are as of Sept. 30, 2011.

13. The September 30, 2011 financial statements as well as the notes to these financial statements should be clearly labeled unaudited. Please revise.

Revised to be labeled unaudited.

Exhibit 99b: Sales Agent Agreement

14. We note that Section 7.8 of the Sales Agent Agreement refers to “Lyon” rather than Stuart King. Please revise to accurately reflect the parties to the agreement and refile the agreement as an exhibit.

Revised to refer to Stuart.

15. We note that your revised Sales Agent Agreement states that the offering term of 180 days may be extended for an additional 180 days; however, this is not noted in the registration statement. Please reconcile.

Revised to clarify no extension.

Exhibit 99c: Subscription Agreement

16. We note the representations, warrants and covenants buyers are asked to make in sections 4(b) and (c) and section 5 of the Subscription Agreement filed as Exhibit 99c to the original Form S-1. Because these sections appear to infer that buyers are waiving their rights under the Federal Securities Laws, please either delete these sections or provide a legend informing buyers that, by making these representations, warrants or covenants, the buyer has not waived any rights they may have under the Federal Securities Laws. Please file the revised agreement with your next amendment.

Sections deleted.

Very truly yours,

/s/ Eric Anderson

Eric Anderson, President

Stuart King Capital Corp.

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